SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer originally furnished to the Securities and Exchange Commission by Credicorp Ltd. (“Credicorp”) on March 1, 2023 on the subject of MATERIAL EVENT (the “Original Report”).

Credicorp notifies you that the Original Report mistakenly repeated information that had already been furnished. This Amended Report amends the Original Report to replace the entirety of the letter in the Original Report addressed to the Securities and Exchange Commission with the letter that Credicorp had intended to include in the Original Report. No other change to the Original Report is made by this Amended Report.

The letter in the Original Report addressed to the Securities and Exchange Commission is amended and replaced as follows:

March 1st, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached a copy of Credicorp’s Annual and Sustainability Report 2022, approved by the Company’s Board of Directors in its session held on February 23, 2023, and which will be presented to the Annual General Meeting of Shareholders on March 27, 2023.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative